UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                               SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*


                         Yifan Communications, Inc.
   ------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.008 per share
   ---------------------------------------------------------------------
                       (Title of Class of Securities)

                                  98583T204
   ---------------------------------------------------------------------
                               (CUSIP Number)

                                 Jeffrey Wu
                             100 William Street
                                 Suite 2000
                          New York, New York  10038
                               (917) 331-8822
    ---------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              December 30, 2003
    ---------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e),
   240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
   Section 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).







   CUSIP No. 98583T204                13D


   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Jeffrey Wu

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [ ]
                                                               (b)  [X]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS
        00; PF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
        N/A

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

    NUMBER OF          7    SOLE VOTING POWER

     SHARES                 6,318,100 shares

   BENEFICIARY         8    SHARED VOTING POWER

    OWNNED BY               0 shares

      EACH             9    SOLE DISPOSITIVE POWER

    REPORTING               6,318,100 shares

     PERSON            10   SHARED DISPOSITIVE POWER

      WITH                  0 SHARES

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,318,100 shares

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                              [ ]
        N/A

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        45.94%

   14   TYPE OF REPORTING PERSON
        IN

        This amended statement on Schedule 13D/A (this "Amendment") is filed in order to amend, supplement and restate in its entirety the
   Schedule 13D filed by Jeffrey Wu, an individual and resident of the

   State of  New York (the  "Reporting Person"), with the  Securities and
   Exchange Commission (the "Commission") on December 11, 2003 (the "Schedule 13D").

   ITEM 1.   SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the common stock, par value $0.008 per share (the "Common Stock"), of Yifan Communications, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 41-60 Main Street, Suite 210, Flushing, Queens, New York 11355.

   ITEM 2.   IDENTITY AND BACKGROUND.

        (a)  The name of the person filing this statement is Jeffrey Wu.

        (b) The Reporting Person's business address is 100 William Street, New York, New York 10038.

        (c) The Reporting Person is principally employed as (a) the Chief Executive Officer of Hong Kong Supermarket, a chain of Chinese specialty supermarkets located in the northeastern United States, (b) the President of Mon Chong Loong ("MCL") Trading, Inc., a wholesale distributor of Asian foods to the Hong Kong Supermarket and other retail grocers, and (c) Chief Executive Officer of the Company. The principal executive offices of Hong Kong Supermarket and of MCL Trading, Inc. are both located at 56-72 49th Place, Maspeth, New York 11378. The Reporting Person is also a director of the Company.

        (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)  The Reporting Person is a citizen of the United States.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Reporting Person entered into a Stock Transfer Agreement, dated as of December 30, 2003, pursuant to which the Reporting Person acquired 3,000,000 shares of the Company's common stock from another major stockholder of the Company (the "Transferred Stock") for a purchase price of $30,000. The Reporting Person used personal funds to pay for the Transferred Stock.

        The Reporting Person acquired beneficial ownership of 3,293,100 shares of the Company's common stock on July 30, 2000 pursuant to a reorganization of the Company and Yifan.com, Inc., a New York corporation, in which all of the stockholders of Yifan.com, Inc., including the Reporting Person, contributed all of their interest in

   Yifan.com, Inc. to the Company solely in exchange for the right to receive shares of Common Stock (the "Reorganization"). Effective September 25, 2000, the Reporting Person was also granted an option to acquire 25,000 shares of Common Stock pursuant to the terms and conditions of the Company's Non-Employee Directors' Stock Option Plan. No consideration was paid for the option, other than the Reporting Person's services as a director.

        The Reporting Person may also receive, from time to time, additional stock-based compensation in exchange for services as a director and/or officer of the Company.

   ITEM 4.   PURPOSE OF TRANSACTION.

        Consistent with the description of the Reporting Person's intention included in the previously filed Schedule 13D, the Reporting Person acquired the Transferred Stock with the intention of influencing and controlling the management and direction of the Company. More specifically, the Reporting Person (1) plans to cause the Company to pursue acquisition, merger or joint venture opportunities with providers of internet services and, in particular, internet services to be marketed to Chinese-speaking users, (2) has facilitated the purchase of shares of Common Stock by investors who share the Reporting Person's interest in causing the Company to pursue such acquisition, merger or joint venture opportunities, (3) plans to appoint additional directors to fill the existing vacancies on the Company's board of directors, and (4) plans to appoint additional officers of the Company to assist him in overseeing the day-to-day operations of the Company. The Reporting Person may also propose, at a later date, amendments to the Company's certificate of incorporation in order to effect a reverse stock split. Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any the actions specified in clauses (a) to (j) of
   Item 4 in Schedule 13D.

        Although the foregoing represents the current plans and intentions of the Reporting Person, such plans and intentions may change at any time. Accordingly, there can be no assurance that the Reporting Person will take all or any of the actions referred to in the preceding paragraph or will succeed in effecting any such actions.


   ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

        (a) The Reporting Person beneficially owns 6,318,100 shares of the Common Stock of the Company, of which (1) 5,843,100 shares are held in name of the Reporting Person, (2) 450,000 shares are held by the Reporting Person as custodian for the benefit of his minor child under the Uniform Gifts to Minors Act of the State of New York, and
   (3) 25,000 shares may be acquired within 60 days upon the exercise of an option to acquire such shares that was granted to the Reporting Person under the Company's Non-Employee Directors' Stock Option Plan. Such 6,318,100 shares represent 45.94% of the outstanding shares of Common Stock of the Company, based on the number of shares of outstanding Common Stock of the Company as of November 14, 2003, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2003.

        (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose or direct the disposition of all of the shares of Common Stock for which beneficial ownership is reported under Item 5(a).

        (c) Except for the purchase of the Transferred Stock described above, the Reporting Person did not effect any transactions in equity securities of the Company during the past 60 days or since the filing of the Reporting Person's Schedule 13D.

        (d) The Reporting Person's minor child has the right to receive dividends, if any, paid by the Company with respect to, or the proceeds of any sale of, 450,000 shares of Common Stock held for the benefit of such minor child, as described in Item 5(a). No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Person.

        (e) The Reporting Person is currently the beneficial owner of 45.94% of the outstanding shares of Common Stock of the Company, as reported above.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The Reporting Person has put a former major stockholder of the Company in contact with investors who share the Reporting Person's interest in causing the Company to pursue acquisition, merger or joint venture opportunities of the kind described in Item 4 in order to facilitate the sale of such major stockholder's shares to such investors. The Reporting Person believes that the sale of such shares to such investors has occurred.

   ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

        None.

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        May 10, 2004
                                        ---------------------------------
                                        (DATE)


                                        /s/ Jeffrey Wu
                                        ---------------------------------
                                        (SIGNATURE)


                                        Jeffrey Wu
                                        ---------------------------------
                                        (NAME AND TITLE)


           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)





























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